LORD ABBETT INVESTMENT TRUST

90 Hudson Street

Jersey City, NJ 07302

April 26, 2018

VIA EDGAR

Ms. Kathy Churko
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Lord Abbett Investment Trust (the “Trust”)
Registration Statement on Form N-14
File No. 333-223942

Dear Ms. Churko:

This letter responds to comments you provided in an April 20, 2018 telephone conversation with Pamela P. Chen of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to each series of the Trust, regarding the Trust’s preliminary proxy materials filed on March 27, 2018 with the U.S. Securities and Exchange Commission (the “Commission”) on Form N-14 (the “Preliminary Proxy Materials”). Your comments, and the Trust’s responses thereto, are set forth below, with marked pages appended to this correspondence showing changes made in response to your comments.

The Trust will file pursuant to Rule 485(b) with the Commission a definitive combined prospectus/proxy statement (the “Prospectus/Proxy”) and a statement of additional information (“SAI”) reflecting changes made in response to your comments.

Capitalized terms used but not defined in this letter have the meanings given to them in the Preliminary Proxy Materials. Please note that all page numbers in our responses are references to the page numbers of the Preliminary Proxy Materials.

1.     Please disclose in the Question & Answer relating to the tax consequences of the Reorganization: (1) the expected percentage of holdings of Target Fund that are expected to be repositioned prior to the Reorganization; (2) the estimated capital gains consequences and transaction costs due to the portfolio repositioning; and (3) whether Acquiring Fund will be compliant with its investment policies immediately following the Reorganization.

Response:     The requested disclosure has been added.

Ms. Churko

April 26, 2018

2.     Please add the names of Target Fund and Acquiring Fund in the headings for the fee tables contained in the “Fees and Expenses” section.

Response:     The requested disclosure has been added.

3.     Please add a footnote to the “Fees and Expenses” section of the Prospectus/Proxy to explain the difference between the annual fund operating expenses reflected in the financial highlights of the Annual Report for the fiscal year ended November 30, 2017 and the annual fund operating expenses reflected in the fee tables in the “Fees and Expenses” section.

Response:     The requested disclosure has been added.

4.     Please remove the fee table and expense examples for the Class B shares in the “Fees and Expenses” section of the Prospectus/Proxy and add an explanation regarding why Class B shares will not participate in the Reorganization.

Response:     The requested changes have been made.

5.     Please consider revising the last bullet at the bottom of page 13 regarding Target Fund’s investment strategy of investing in equity securities.

Response:     The disclosure has been clarified.

6.     Please consider revising the sentence at the end of page 17 regarding the change in Target Fund’s investment strategy.

Response:     The disclosure has been clarified.

7.     Please revise the headings on the capitalization table on page 32 of the Prospectus/Proxy so that they are consistent with the headings on the fee tables in the “Fees and Expenses” section.

Response:     The requested disclosure has been added.

8.     Please add the costs of the Reorganization to the pro forma adjustments column in the capitalization table on page 32 of the Prospectus/Proxy.

Response:     The requested disclosure has been added.

9.     Please clarify in the “Financial Highlights” section of the Prospectus/Proxy that the financial highlights contained in Acquiring Fund’s annual report for the fiscal year ended November 30, 2017 have been incorporated by reference into the Prospectus/Proxy.

Ms. Churko

April 26, 2018

Response:    In lieu of incorporation by reference, the Trust has included the financial highlights of Acquiring Fund for the fiscal year ended November 30, 2017 in the Prospectus/Proxy.

10.   Please modify the introductory paragraph of the SAI to show the periods for which pro forma financial information is being presented.

Response:     The requested disclosure has been added.

11.   Please include the pro forma adjustments resulting from Target Fund’s portfolio repositioning in the “Pro Forma Combined” column of the Pro Forma Combined Schedule of Investments in the SAI.

Response:     The requested disclosure has been added.

12.   Please change the order of the presentation of the forward foreign currency exchange contracts in the Pro Forma Combined Schedule of Investments in the SAI so that they are grouped together according to currency and expiration date.

Response:     The requested changes have been made.

13.   Please add a sentence in the Notes to the Pro Forma Combined Financial Statements in the SAI regarding the date as of which the last outstanding Class B shares will convert to Class A shares.

Response:     The requested disclosure has been added.

*     *     *     *     *

If you have any questions, please call the undersigned at (201) 827-2966.

Sincerely,

/s/ Pamela Chen
Pamela Chen
Associate General Counsel
Lord, Abbett & Co. LLC

cc:  Brooke A. Fapohunda